Exhibit 99.1

TD Bank Group to acquire Greystone Managed Investments Inc.

TORONTO, July 10, 2018 – The Toronto-Dominion Bank ("TD") (TSX and NYSE: TD) and Greystone Capital Management Inc. (“GCMI”), parent company of Greystone Managed Investments Inc. ("Greystone") today announced a definitive agreement whereby, subject to regulatory approval, TD will acquire GCMI for a net purchase price of $792 million, subject to certain adjustments. The net purchase price comprises $730 million of enterprise value, seed capital of approximately $105 million and certain other net adjustments. Under the proposed transaction, shareholders of GCMI will receive 30% of the net purchase price in TD common shares with the remaining balance payable in cash consideration. GCMI shareholders will have the ability to elect up to an incremental 20% of the net purchase price in TD common shares, for a maximum of 50% TD share consideration.

With the addition of Greystone's diversified portfolio, TD Asset Management ("TDAM") will become the largest money manager in Canadai.

"At TD Wealth, we continually look for opportunities to strategically grow our North American business to offer clients a superior wealth management experience," said Leo Salom, Group Head, Wealth Management and TD Insurance, TD Bank Group. "Greystone's leadership in alternative investments is a perfect complement to TDAM's traditional investment products. Their robust suite of proven alternative and traditional investment solutions, combined with the scope and strength of TD's existing offerings, will provide clients with compelling solutions to enhance their current portfolios."

Founded in 1988 and headquartered in Regina, Saskatchewan, Greystone is a privately-owned institutional asset manager with nearly 200 employees and a proven track record of strong investment performance. Providing multi-asset class investment capabilities, Greystone integrates traditional and alternative investment solutions, with a specialty in real estate investments. The firm has received numerous culture awards, continually provides strong value for its clients, and is highly regarded in the investment community.

"Joining forces with TD will add tremendous value to Greystone clients interested in expanding and diversifying their investment portfolios," said Robert Vanderhooft, Chief Executive Officer and Chief Investment Officer of Greystone. "TD's core values, combined with its progressive employee culture and long-term investment philosophies are in perfect alignment with Greystone. We look forward to joining such a well-respected organization."

With this transaction, TD will add Greystone's $36 billion in assets under management to their existing $357 billion under management, bringing the pro forma total to approximately $393 billion assets under management at TD. Following the completion of the transaction, Greystone will operate and serve clients under the name TD Greystone Asset Management while continuing to operate out of Regina, Saskatchewan.

"This acquisition is an exciting step for TD Asset Management. Greystone's high quality team will bring its strengths in fixed income, equities and real asset investing to TD and will provide our institutional business with an enhanced set of capabilities," said Bruce Cooper, CEO and CIO, TD Asset Management. "The compatible cultures and investment philosophies shared by TD and Greystone will allow our organizations to build on existing strengths, broaden our expertise, and offer better, more comprehensive investment solutions for our collective clients, including the opportunity to work together to launch a global real estate fund."

1

TD's purchase of GCMI is subject to the receipt of regulatory approvals and satisfaction of other customary closing conditions, and is expected to close in the second half of 2018.

The proposed transaction is expected to reduce TD's CET1 on close by less than 10 basis points. Approximately $170 million of the TD common shares issued to employee shareholders in respect of the purchase price will be escrowed for two years, subject to continued employment, and charged to earnings over the first two years after closing. Including these charges and other one-time items, which are expected to be reported as items of note, this transaction is expected to be accretive to reported EPS by year three and accretive to adjusted EPS in year one. TD expects to recognize goodwill and intangibles of approximately $550 million on the transaction.

For additional information, please see the presentation available in the Presentations and Events section of the TD Bank Group Investor Relations website.

Caution Regarding Forward-Looking Statements

From time to time, the Bank (as defined in this document) makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the United States (U.S.) Securities and Exchange Commission (SEC), and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the "safe harbour" provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements made in this document, the Management's Discussion and Analysis ("2017 MD&A") in the Bank's 2017 Annual Report under the heading "Economic Summary and Outlook", for the Canadian Retail, U.S. Retail, and Wholesale Banking segments under headings "Business Outlook and Focus for 2018", and for the Corporate segment, "Focus for 2018", and in other statements regarding the Bank's objectives and priorities for 2018 and beyond and strategies to achieve them, the regulatory environment in which the Bank operates, and the Bank's anticipated financial performance. Forward-looking statements are typically identified by words such as "will", "would", "should", "believe", "expect", "anticipate", "intend", "estimate", "plan", "goal", "target", "may", and "could".

By their very nature, these forward-looking statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the physical, financial, economic, political, and regulatory environments, such risks and uncertainties – many of which are beyond the Bank's control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause, individually or in the aggregate, such differences include: credit, market (including equity, commodity, foreign exchange, interest rate, and credit spreads), liquidity, operational (including technology and infrastructure), reputational, insurance, strategic, regulatory, legal, environmental, capital adequacy, and other risks. Examples of such risk factors include the general business and economic conditions in the regions in which the Bank operates; the ability of the Bank to execute on key priorities, including the successful completion of acquisitions and dispositions, business retention plans, strategic plans and the ability to attract, develop and retain key executives; disruptions in or attacks (including cyber-attacks) on the Bank's information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behaviour to which the Bank is exposed; the failure of third parties to comply with their obligations to the Bank or its affiliates, including relating to the care and control of information; the impact of new and changes to, or application of, current laws and regulations, including without limitation tax laws, capital guidelines and liquidity regulatory guidance and the bank recapitalization "bail-in" regime; exposure related to significant litigation and regulatory matters; increased competition, including through internet and mobile banking and non-traditional competitors; changes to the Bank's credit ratings; changes in currency and interest rates (including the possibility of negative interest rates); increased funding costs and market volatility due to market illiquidity and competition for funding; critical accounting estimates and changes to accounting standards, policies, and methods used by the Bank; existing and potential international debt crises; and the occurrence of natural and unnatural catastrophic events and claims resulting from such events. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank's results. For more detailed information, please refer to the "Risk Factors and Management" section of the 2017 MD&A, as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable) related to any transactions or events discussed under the heading "Significant Events" in the relevant MD&A, which applicable releases may be found on www.td.com. All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, when making decisions with respect to the Bank and the Bank cautions readers not to place undue reliance on the Bank's forward-looking statements.

2

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2017 MD&A under the headings "Economic Summary and Outlook", for the Canadian Retail, U.S. Retail, and Wholesale Banking segments, "Business Outlook and Focus for 2018", and for the Corporate segment, "Focus for 2018", each as may be updated in subsequently filed quarterly reports to shareholders.

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank's shareholders and analysts in understanding the Bank's financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (or the "Bank"). TD is the sixth largest bank in North America by branches and serves more than 25 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, including TD Canada Trust, TD Auto Finance Canada, TD Wealth (Canada), TD Direct Investing, and TD Insurance; U.S. Retail, including TD Bank, America's Most Convenient Bank®, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in TD Ameritrade; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with approximately 12 million active online and mobile customers. TD had $1.3 trillion in assets on April 30, 2018. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

TD Securities served as financial advisors to TD on this acquisition and Barclays served as financial advisors to Greystone.

About TD Asset Management

TD Asset Management (TDAM), a member of TD Bank Group, is a North American investment management firm. Operating through TD Asset Management Inc. in Canada and TDAM USA Inc. in the U.S., TDAM brings new thinking to investors' most important challenges. TDAM offers investment solutions to corporations, pension funds, endowments, foundations and individual investors. Additionally, TDAM manages assets on behalf of almost 2 million retail investors and offers a broadly diversified suite of investment solutions including mutual funds, professionally managed portfolios and corporate class funds.  Asset management businesses at TD manage $357 billion in assets as at June 30, 2018. Assets under management include TD Asset Management Inc., TDAM USA Inc. and Epoch Investment Partners Inc. (Epoch). Epoch is a wholly owned subsidiary of The Toronto-Dominion Bank and an affiliate of TD Asset Management Inc.

About Greystone Managed Investments Inc.

Founded in 1988, Greystone Managed Investments Inc. is a privately owned, Canadian institutional investment manager. Employee-controlled, the firm is one of Canada’s largest money managers* with C$36 billion of assets under management (as at June 30, 2018). Greystone is a multi-asset class manager with in-house expertise in fixed income, Canadian equities, U.S. equities, international equities, real estate, mortgages and infrastructure. Greystone is headquartered in Regina, with offices in Toronto, Winnipeg and Hong Kong.

For more information: Gillian Manning, Head of Investor Relations, 416-308-6014; Emily Vear, Manager, Media Relations, 416-983-2132

i Strategic Insight Managed Money Advisory Service – Canada (Spring 2018 report, AUM effective December 2017), Benefits Canada 2018 Top 40 Money Managers report (May 2018 report, AUM effective December 2017); Assets under management as of June 30, 2018 for Greystone.

3